SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               MTN Holdings, Inc.
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    62473N206
                               -------------------
                                 (CUSIP Number)

                           Mitchell S. Nussbaum, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                               New York, NY 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 14, 2001
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]


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

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         LITO, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
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6.       Citizenship or Place of Organization                     Delaware

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Number of             7.       Sole Voting Power                 10,800,000
Shares Bene-          --------------------------------------------------------
ficially Owned        8.       Shared Voting Power                           0
By Each               --------------------------------------------------------
Reporting             9.       Sole Dispositive Power               10,800,000
Person With           --------------------------------------------------------
                      10.      Shared Dispositive Power                      0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,800,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         94.3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

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

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Mordechai Spiegel
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [    ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------

                      7.       Sole Voting Power                    10,800,000
Number of             ----------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power                         -0-
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power               10,800,000
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power                  -0-
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,800,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         94.3%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

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

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the purchase of 10,800,000 shares (the "Shares") of common stock, par value $.0001 per share (the "Common Stock"), of MTN Holdings, Inc., a Nevada corporation ("MTHC"). The address of the Company's principal executive offices is 31 West 47th Street, New York, NY 10036

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      This Schedule 13D is being filed by LITO, LLC ("LITO").

         (b) LITO's principal office and principal business address is 31 West 47th Street, New York, NY 10036.

         (c) LITO is a holding company that does not engage in business operations.

         (d) Since its inception in July 2001, LITO has not been convicted in a criminal proceeding.

         (e) Since its inception in July 2001, LITO has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      LITO is a Delaware limited liability company.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Pursuant to an Agreement and Plan of Reorganization, dated August 9, 2001 (the Agreement"), by and between the Company and AGIL, the Company exchanged with AGIL 10,800,000 shares (the "Shares") of Common Stock for one hundred percent (100%) of the issued and outstanding shares of common stock par value $0.01 per share of AGIL and LITO, the sole stockholder of AGIL, received the Shares. In connection with the transactions contemplated by the Agreement, AGIL entered into a separate agreement with Pacific Management Services, Inc. ("Pacific Management"), an entity that assisted in consummating the transactions contemplated by the Agreement. Pursuant to the agreement with Pacific Management, AGIL paid an aggregate of $360,000 (the "Purchase Price") to acquire the Shares and for fees for services rendered by Pacific Management. The Purchase Price was funded from the issuance of 8% Redeemable Convertible Debentures by the Purchaser to Venice Holdings, LLC, Rock Solid Group, LLC and HLKT Holdings, LLC (the "Investors").

ITEM 4.     PURPOSE OF TRANSACTION

             The purpose of the exchange of the shares by AGIL and MTHC was for LITO to acquire control over MTHC and for AGIL to become a wholly-owned subsidiary of MTHC. Upon the consummation of the exchange of the shares, AGIL was merged with and into MTHC. AGIL has signed an agreement to acquire the assets of Dvir & Stoler Enterprises, Inc. ("D&S"),

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

a metal refining company.

             Pursuant to the agreement with Pacific Management, if the acquisition of the assets of D&S does not occur within thirty (30) days of the closing date of the Agreement, the Shares shall be returned to the previous owners. Pursuant to a letter agreement by and among LITO and the Investors, the Shares will be held in an escrow account by the attorneys for the Investors until such time as $493,000 of the principal amount of the debentures purchased by the Investors has been converted into shares of the Company's Common Stock.

            Simultaneously with the closing of the Agreement, the sole director of MTHC resigned, and Mordechai Speigel and Zina Mintz were appointed as directors and as President and Secretary, respectively, of MTHC.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            (a) LITO is the beneficial owner of the Shares. The Shares represent 94.3% of the Common Stock issued and outstanding.

            (b)   LITO has sole voting and dispositive power over the Shares.

            (c) LITO has not effected any transactions in the Common Stock of MTHC during the past 60 days, with the exception of the acquisition of the Shares disclosed in this Schedule 13D filed by LITO.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           A letter agreement was entered into by and among LITO and the Investors. Pursuant to such letter agreement the Shares are currently being held in an escrow account by the attorneys for the Investors. The Shares will be released from the escrow account upon the conversion of $493,000 of the principal amount of the debentures purchased by the Investors.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Reorganization, by and between MTN Holdings, Inc., AGIL, Inc.

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

ITEM 1.   SECURITY AND ISSUER

           This statement relates to the purchase of 10,800,000 shares (the "Shares") of common stock, par value $.0001 per share (the "Common Stock"), of MTN Holdings, Inc., a Nevada corporation ("MTHC") by AGIL, Inc., a Delaware corporation ("AGIL"). The address of the Company's principal executive offices is 31 West 47th Street, New York, NY 10036.

ITEM 2.    IDENTITY AND BACKGROUND

            (a) This Schedule 13D is being filed by Mordechai Spiegel.

         (b) Mr. Spiegel's address is c/o LITO, LLC, 31 West 47th Street, New York, NY 10036

         (c) Mr. Spiegel is the managing member of LITO. LITO is a holding company that does not engage in business operations. LITO's address is 31 West 47th Street, New York, NY 10036

            (d) During the last five years, Mr. Spiegel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Mr. Spiegel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Spiegel is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to an Agreement and Plan of Reorganization, dated August 9, 2001 (the Agreement"), by and between the Company and AGIL, the Company exchanged with AGIL 10,800,000 shares (the "Shares") of Common Stock for one hundred percent (100%) of the issued and outstanding shares of common stock par value $0.01 per share of AGIL and LITO, the sole stockholder of AGIL, received the shares. In connection with the transactions contemplated by the Agreement, AGIL entered into a separate agreement with Pacific Management Services, Inc. ("Pacific Management"), an entity that assisted in consummating the transactions contemplated by the Agreement. Pursuant to the agreement with Pacific Management, AGIL paid an aggregate of $360,000 (the "Purchase Price") to acquire the Shares and for fees for services rendered by Pacific Management. The Purchase Price was funded from the issuance of 8% Redeemable Convertible Debentures by the Purchaser to Venice Holdings, LLC, Rock Solid Group, LLC and HLKT Holdings, LLC (the "Investors").

ITEM 4.    PURPOSE OF TRANSACTION

          The purpose of the exchange of the shares by AGIL and MTHC was for LITO, to acquire control over MTHC and for AGIL to become a wholly-owned subsidiary of MTHC.

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

Upon the consummation of the exchange of the shares, AGIL was merged with and into MTHC. AGIL has signed an agreement to acquire the assets of Dvir & Stoler Enterprises, Inc. ("D&S"), a metal refining company.

             Pursuant to the agreement with Pacific Management, if the acquisition of the assets of D&S does not occur within thirty (30) days of the closing date of the Agreement, the Shares shall be returned to the previous owners. Pursuant to a letter agreement by and among LITO and the Investors, the Shares will be held in an escrow account by the attorneys for the Investors until such time as $493,000 of the principal amount of the debentures purchased by the Investors has been converted into shares of the Company's Common Stock.

            Simultaneously with the closing of the Agreement, the sole director of MTHC resigned, and Mordechai Speigel and Zina Mintz were appointed as directors and as President and Secretary, respectively, of MTHC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Spiegel is a beneficial owner of the Shares. The Shares represent 94.3% of the Common Stock issued and outstanding.

         (b) Mr. Spiegel as sole managing member of LITO has sole voting power and dispositive power over the Shares.

         (c) Mr. Spiegel has not effected any transactions in the Common Stock of MTHC during the past 60 days, with the exception of the acquisition of the Shares disclosed in this Schedule 13D filed by AGIL.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         A letter agreement was entered into by and among LITO and the Investors. Pursuant to such letter agreement the Shares are currently being held in an escrow account by the attorneys for the Investors. The Shares will be released from the escrow account upon the conversion of $493,000 of the principal amount of the debentures purchased by the Investors.


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

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 24, 2001



                                                    LITO, LLC


                                                    By: /s/ Mordechai Spiegel
                                                      --------------------------
                                                        Name:  Mordechai Spiegel
                                                        Title: Managing Member





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

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: August 24, 2001


                                                      /s/ Mordechai Spiegel
                                                      --------------------------
                                                      Mordechai Spiegel

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